UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) Of The Securities Exchange Act of 1934

(Amendment No.     )

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01

(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey

Vice President, Chief Accounting Officer, Secretary

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, Iowa  50010

(515) 239-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

CONTACT:

Elizabeth Higashi

Sard Verbinnen & Co

312-895-4739

Special Committee of the Board of Sauer-Danfoss Inc. Confirms Intention of Danfoss A/S to Commence Tender Offer on March 10, 2010, for $13.25 Per Share in Cash

AMES, Iowa, March 9, 2010 — The Special Committee of the board of directors of Sauer-Danfoss Inc. (NYSE: SHS) today acknowledged that Danfoss A/S (“Danfoss”) has announced its intention to commence a cash tender offer (the “Offer”) on Wednesday, March 10, 2010, for all the issued and outstanding common stock of Sauer-Danfoss not already owned by Danfoss for $13.25 per share.

The Special Committee also confirmed that it has determined, based on written assurances from Danfoss that the Offer will be made at the price of $13.25 per share, and on the other terms and conditions set forth in the Offer to Purchase, a copy of which has been provided to and reviewed by representatives of the Special Committee, to recommend to the stockholders of Sauer-Danfoss (other than Danfoss and its affiliates) that they accept the Offer and tender their shares pursuant to the Offer.

The offer price is an increase from the initial offer price of $10.10 per share announced by Danfoss on December 22, 2009.  Danfoss and its subsidiaries currently own a stake of approximately 75.7% in Sauer-Danfoss.

The Special Committee will respond to the Offer after it is commenced in accordance with applicable law. Stockholders of Sauer-Danfoss are advised to take no action with respect to the Offer until the Special Committee has formally responded to it.

Lazard is serving as financial advisor to the Special Committee and Kirkland & Ellis LLP is its legal advisor.

About Sauer-Danfoss

Sauer-Danfoss Inc. is a worldwide leader in the design, manufacture, and sale of engineered hydraulic, electric and electronic systems and components for use primarily in applications of mobile equipment. Sauer-Danfoss, with 2009 revenues of approximately $1.2 billion, has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

More details online at www.sauer-danfoss.com.